Filing pursuant to

Rule 425 under the

Securities Act of 1933, as amended

Filed by Synovus Financial Corp.

Commission File No. 001-10312

Subject Company: Synovus Financial Corp.

On October 3, 2005, Riverside Bancshares, Inc. will mail the following communications to each of its shareholders and customers, respectively.

[Riverside Bancshares, Inc. letterhead]

October 3, 2005

Dear Riverside Shareholder,

Perhaps you have heard, but I want to share with you some exciting news about your bank. On September 6th, Synovus, a $26 billion financial services company based in Columbus, Georgia, announced a definitive agreement to acquire Riverside Bancshares, Inc., with subsequent plans to merge our bank into Bank of North Georgia.

One of the key benefits of this partnership will be the combined expertise of two successful executive management teams, both of which have a proven history of growing their markets and building a loyal customer base. I personally look forward to helping lead this new team, as President and COO of Bank of North Georgia.

This acquisition marks a significant step in growing our company’s presence in the north Georgia market. Once the merger with Bank of North Georgia is complete, our combined banks will have approximately $3.4 billion in assets and the convenience of 19 banking locations in the Atlanta area, while offering a full range of integrated financial services, including banking, trust, brokerage, mortgage, insurance, and full-service ATMs.

The acquisition is expected to close in the fourth quarter of 2005 with the actual merger of our banks to follow in the first quarter of 2006. Please find enclosed a copy of the press release that gives more details regarding the transaction. You can expect further communication from us in the months ahead.

This merger is an exciting opportunity for all of us. Our passion at Riverside Bank has long been to create value for our shareholders. Now, our name changes – but our commitment to growing your investment never will.

Sincerely,

/s/Kessel D. Stelling, Jr.

Kessel D. Stelling, Jr.

Chairman and Chief Executive Officer

Synovus will be filing a Registration Statement on Form S-4 and other relevant documents concerning the transaction with the SEC. The S-4 Registration Statement will include a proxy statement for Riverside’s shareholders and also constitutes a prospectus of Synovus. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov. In addition, documents filed with the SEC by Synovus will be available free of charge from the Corporate Secretary of Synovus at 1111 Bay Avenue, Suite 500, Columbus, Georgia 31901, Telephone 706-649-2267. SHAREHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE ACQUISITION OF RIVERSIDE BANCSHARES, INC.

[Riverside Bank letterhead]

October 3, 2005

Dear Riverside Customer,

Perhaps you have heard, but I want to share with you some exciting news about your bank. On September 6, Synovus, a $26 billion financial services company based in Columbus, Georgia, agreed to acquire Riverside Bancshares, with plans to merge our bank into Bank of North Georgia early next year.

How will this change your day-to-day banking experience at Riverside? In the short term, it won’t. You’ll bank with your same bankers. You’ll walk into our bank offices and be greeted by the same friendly faces. It will be business – and service – as usual.

Then, in the early part of next year when the merger is completed, you will immediately experience its benefits –including our greater asset size to support larger loan requests, as well as increased convenience with more ATM locations, more branch locations, and enhanced products and services. And, as for myself, I’ll be as involved as ever, as the new President and COO of Bank of North Georgia.

Really, it is the best of all worlds. Our joining Bank of North Georgia brings together two banks widely known for their dedication to service and community. As noted in the enclosed press release, our combined banks will have approximately $3.4 billion in assets and the convenience of 19 banking locations in the Atlanta area, while offering a full range of integrated financial services, including banking, trust, brokerage, mortgage, insurance, and full-service ATMs.

Simply put, the passion for service that has long been the trademark of Riverside Bank now becomes even stronger. Our name will change, but our commitment to serving you never will.

Sincerely,

/s/Kessel D. Stelling, Jr.

Kessel D. Stelling, Jr.

Chairman and Chief Executive Officer

Synovus will be filing a Registration Statement on Form S-4 and other relevant documents concerning the transaction with the SEC. The S-4 Registration Statement will include a proxy statement for Riverside’s shareholders and also constitutes a prospectus of Synovus. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov. In addition, documents filed with the SEC by Synovus will be available free of charge from the Corporate Secretary of Synovus at 1111 Bay Avenue, Suite 500, Columbus, Georgia 31901, Telephone 706-649-2267. SHAREHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE ACQUISITION OF RIVERSIDE BANCSHARES, INC.

For Immediate Release

Contact:	Alison W. Dowe Director of Corporate Communications (706) 641-3781	Patrick A. Reynolds Director of Investor Relations (706) 649-4973

Synovus to Acquire Riverside Bancshares, Inc.

Riverside Bank will merge into Bank of North Georgia to strengthen presence in Atlanta

Columbus, GA, September 6, 2005 - Synovus (NYSE: “SNV”) today announced the signing of a definitive agreement to acquire Marietta, Georgia-based Riverside Bancshares, Inc., the parent company of Riverside Bank, in a tax-free exchange of common stock. The acquisition marks a significant step in growing the company’s presence in the metropolitan Atlanta market. Riverside Bank currently operates in the north metro area and will become part of Synovus’ Bank of North Georgia, based in Alpharetta. In addition to Bank of North Georgia, Synovus also serves the metro-Atlanta market with separately chartered full-service banks in Carrollton, Covington, Douglasville, Monroe, Newnan and Peachtree City.

“We are so pleased with the opportunity to expand in Atlanta by joining with Riverside Bank,” said Fred L. Green, Vice Chairman of Banking Operations for Synovus. “By merging Riverside with Bank of North Georgia, customers will gain greater convenience through more banking locations and enhanced product and service offerings,” Green continued. “This kind of move affirms Synovus’ commitment to strategically build a stronger, deeper banking and asset management presence in high growth markets like Atlanta.”

Riverside Bank currently has approximately $650 million in assets with more than 90 team members serving customers through five banking locations in north metro Atlanta. Once the merger with Bank of North Georgia is complete, Synovus will serve the Atlanta metro area with a combined total of $5.4 billion in assets and 57 banking locations offering a full range of integrated financial services, including banking, trust, brokerage, mortgage and insurance as well as full service ATMs. Synovus also offers ATM banking to customers through a network of 281 branches in Georgia, Alabama, Florida, South Carolina and Tennessee.

After completion of the merger, Chairman and CEO Don Howard will continue in his leadership role with Bank of North Georgia. Riverside Chairman and CEO Kessel Stelling, Jr. will become President and COO of Bank of North Georgia. Randy Carroll, current Bank of North Georgia President and COO, will become Vice Chairman.

“Riverside Bank’s approach to customer service and its current banking locations complement our commitment to serving our customers and growing in this critical market,” said Don Howard. “The process of transitioning customers from the Riverside banking environment into Synovus and Bank of North Georgia will be done with minimal impact, and they will immediately experience the benefits of our greater asset size to provide more support for larger loan requests, more banking locations to meet their convenience needs, and enhanced products and services including cash management, mortgage, and private client services.”

Kessel Stelling agreed. “Joining Synovus and Bank of North Georgia creates such a win for our customers, team members and our companies overall. Our passion for service and our commitment to our community will grow even stronger as we partner with a financial services company with more than $26 billion in assets. I am also delighted to work with the many fine banking professionals at Bank of North Georgia.”

Synovus will issue approximately 5,880,308 shares of its common stock for all of the outstanding common stock and common stock equivalents of Riverside Bancshares. Each share of common stock of Riverside will be exchanged for 1.0312 shares of Synovus common stock. The acquisition of Riverside Bancshares is expected to close in the fourth quarter of 2005 with the merger of Riverside Bank into Bank of North Georgia to follow in the first quarter of 2006. The acquisition is subject to approval by the shareholders of Riverside Bancshares, Inc. and by banking regulatory agencies.

Synovus (NYSE: SNV) is a diversified financial services holding company with more than $26 billion in assets based in Columbus, GA.  Synovus provides integrated financial services including banking, financial management, insurance, mortgage and leasing services through 39 banks and other Synovus offices in Georgia, Alabama, South Carolina, Florida and Tennessee; and electronic payment processing through an 81-percent stake in TSYS (NYSE: TSS), one of the world’s largest companies for outsourced payment services.  FORTUNE magazine has named Synovus one of "The 100 Best Companies to Work For" in America, and has recognized Synovus in its Hall of Fame for consecutive appearances on the list since its inception in 1998. In 2005, Synovus also appeared on "America’s Most Admired Companies" list.  See Synovus on the web at www.synovus.com.